Mail Stop 6010

April 29, 2009

Mr. Simon Bicknell
Company Secretary
GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
UNITED KINGDOM

Re: GlaxoSmithKline plc
Form 20-F for the Year Ended December 31, 2008
Filed March 4, 2009
File No. 001-15170

Dear Mr. Bicknell:

        We have completed our review of your annual report on Form 20-F and have no further comments at this time.

                                                Sincerely,

                                                Jeffrey P. Riedler
                                                Assistant Director

cc: Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP (*Via Facsimile*)
     Ms. Aimée Schultz, Cleary Gottlieb Steen & Hamilton LLP (*Via Facsimile*)